UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

REPURCHASE SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☑	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number: 0-20225

ZOLL Medical Corporation Employee Savings Plan

ZOLL Medical Corporation

269 Mill Road

Chelmsford, Massachusetts 01824-4105

REQUIRED INFORMATION ATTACHED

1.	Audited statements of financial condition in accordance with the financial reporting requirements of ERISA.

2.	Audited statements of income and changes in plan equity in accordance with the financial reporting requirements of ERISA.

3.	Written consent of the accountant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ZOLL MEDICAL CORPORATION EMPLOYEE SAVINGS PLAN

By:	ZOLL Medical Corporation

By:	/s/ John Bergeron
Name:	John Bergeron
Title:	Vice President and Treasurer

Date: June 15, 2007

ZOLL MEDICAL CORPORATION EMPLOYEE

SAVINGS PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

To the Plan Administrator

ZOLL Medical Corporation Employee Savings Plan

269 Mill Road

Chelmsford, Massachusetts 01824

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statements of net assets available for plan benefits of ZOLL Medical Corporation Employee Savings Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of ZOLL Medical Corporation Employee Savings Plan as of December 31, 2006 and 2005, and the changes in its net assets available for plan benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti & Andronico, LLP

Tewksbury, Massachusetts

June 13, 2007

Statements of Net Assets Available for Plan Benefits	ZOLL Medical Corporation Employee Savings Plan

December 31	2006	2005
Assets
Investments (Note 7):
Investments at Fair Value	$25,470,076	$19,408,772
ZOLL Medical Corporation Common Stock	1,477,840	825,098
Loans to Participants	622,297	475,756

Total Investments	27,570,213	20,709,626

Contributions Receivable:
Plan Sponsors’ Contributions Receivable	859,074	510,911
Participants’ Contributions Receivable	176,315	153,081

Total Contributions Receivable	1,035,389	663,992

Total Assets	28,605,602	21,373,618

Liabilities
Excess Contributions Payable (Note 3)	—	76,228

Net Assets Available for Plan Benefits	$28,605,602	$21,297,390

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Net Assets
Available for Plan Benefits	ZOLL Medical Corporation Employee Savings Plan

For the Year Ended December 31	2006
Additions to Net Assets:
Participant Contributions	$4,479,706
Net Appreciation in Fair Value of Investments (Note 7)	3,140,246
Plan Sponsors’ Contributions	868,394
Interest and Dividend Income	123,503

Total Additions	8,611,849

Deductions from Net Assets:
Distributions to Participants	1,295,582
Administrative Fees	8,055

Total Deductions	1,303,637

Net Increase in Net Assets Available for Plan Benefits	7,308,212

Net Assets Available for Plan Benefits, Beginning of Year	21,297,390

Net Assets Available for Plan Benefits, End of Year	$28,605,602

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements	ZOLL Medical Corporation Employee Savings Plan

1.	Description of the Plan:

The following description of ZOLL Medical Corporation Employee Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for more complete information regarding the terms of the Plan.

General: The Plan is a defined contribution plan covering all employees of ZOLL Medical Corporation and its wholly-owned subsidiaries Bio-Detek, Inc., ZOLL Circulation, Inc. and ZOLL Lifecor Corporation (collectively referred to as the “Plan Sponsors”). The Plan, as amended, was established on January 1, 1992 to provide a systematic savings plan and retirement benefits for eligible employees (the “Participants”). Employees become eligible for participation in the Plan upon attaining age 21 and completing three months of service with the Plan Sponsors. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan Sponsors have appointed an investment trustee, Fidelity Management and Trust Company (“Fidelity”), to hold the Plan’s assets and to administer the Participant accounts.

Contributions: Participants may contribute up to 60% of their pre-tax compensation, as defined in the Plan, subject to limitations under federal law. Rollover contributions from other qualified plans are allowed.

Effective September 1, 2006, the Plan adopted a qualified Roth contribution program. Under the program, Participants may irrevocably elect to treat all or a portion of compensation that would otherwise be eligible to defer as pretax contributions as designated Roth contributions as defined in Section 402A(c) (1) of the Internal Revenue Code.

During the year ended December 31, 2006, the Plan Sponsors elected to increase their discretionary matching contribution from 25% to 33% of each Participant’s elective deferral up to 7% of Participant wages. During the year ended December 31, 2006, the Plan Sponsors made contributions to the Plan in the amount of $868,394.

Participant Accounts: Each Participant’s account is credited with the Participant’s contribution and allocations of (a) the Plan Sponsors’ contribution and (b) Plan earnings. Allocations are based on Participant earnings or account balances, as defined. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account.

Vesting: Participants are immediately vested 100% in their contributions plus actual earnings thereon. Vesting in the Plan Sponsors’ contribution portion of their account plus actual earnings thereon is based on years of continuous service. A Participant becomes fully vested after four and six consecutive years of service, depending on their hire date, as defined in the Plan agreement.

Participant Loans: Participants may borrow from their plan accounts in amounts attributable to the Participant’s contributions, for a maximum term of five years. If the loan is for the purchase of a principal residence, the term of the loan may be extended to ten years. A Participant may borrow a minimum of $1,000 and a maximum of 50% of his or her eligible balance up to $50,000, reduced by the highest outstanding loan amount during the immediately preceding twelve-month period. The loan balance is secured by the Participant’s vested interest in their account and the interest rate is fixed at the inception of the loan in an amount equal to the prevailing interest rate charged by commercial lending institutions for loans of a similar nature. The interest rates charged on loans outstanding as of December 31, 2006 range from 5.0% to 9.25%, per annum.

Benefits and Withdrawals: Upon termination of service due to death, disability or retirement, a Participant may elect to receive either a lump-sum amount equal to the value of the Participant’s vested interest in his or her account, or annual installments. If the Participant has $1,000 or more in their account, he or she may elect to maintain the account after separation from the Plan Sponsor.

Notes to Financial Statements	ZOLL Medical Corporation Employee Savings Plan

Hardship withdrawals are allowed under the provisions of the Plan and cannot exceed the amount required to meet the immediate financial need created by the hardship. The Participant will be suspended from making contributions for six months after the hardship withdrawal.

Forfeited Accounts: Forfeited amounts are used to reduce future Plan Sponsors’ contributions. As of December 31, 2006 and 2005, the Plan had forfeitures of $36,046 and $58,416, respectively, available to offset future Plan Sponsors’ contributions. The Plan Sponsors’ contribution for 2006 was reduced by $36,000 from forfeited non-vested accounts.

Plan Investments: The Plan’s investments are held in various mutual funds held by Fidelity, as well as in ZOLL Medical Corporation Common Stock. Participants have the option to allocate their contributions, and the Plan Sponsors’ contributions, in their individual accounts among various investment alternatives and to make transfers as specified in the Plan document.

2.	Significant Accounting Policies:

Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition: Investments are valued at their fair market value using quoted market prices. Purchases and sales of securities are reflected on a trade date basis. Participant loans are valued at their outstanding balances, which approximate fair value. Interest and dividend income is recorded as earned. The net appreciation in the fair value of the Plan’s investments consists of realized gains (losses) and unrealized appreciation (depreciation) on those investments.

The Plan provides for investment in various mutual funds and other investment securities that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Further, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the accompanying financial statements.

Contributions: Contributions from the Plan Sponsors are accrued as of December 31, 2006 and 2005, based upon the contribution formula. Participant contributions are recorded in the period in which the Participants’ payroll deductions are remitted to the Trustee.

Payment of Benefits: Benefits are recorded when paid.

Expenses: Certain administrative expenses of the Plan are paid by the Plan Sponsors.

Use of Estimates: Management has used estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in its preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America. Actual results experienced by the Plan may differ from those estimates.

3.	Excess Contributions Payable:

During 2005, due to a nondiscrimination provision to the plan, certain Participants’ contributed amounts that were in excess of allowable qualified contributions. The excess contribution payable amounted to $76,228 and is reflected as a Plan liability as of December 31, 2005. Such amounts were refunded to the respective Participants during the year ended December 31, 2006.

Notes to Financial Statements (Continued)	ZOLL Medical Corporation Employee Savings Plan

4.	Party-In-Interest Transactions:

Certain Plan investments are in mutual funds managed by Fidelity. Fidelity is the custodian of the Plan’s assets and, therefore, these transactions qualify as party-in-interest transactions. Also, Participants have invested in ZOLL Medical Corporation’s Common Stock, and therefore these transactions also qualify as party-in-interest transactions.

5.	Plan Termination:

While it is the intention of the Plan Sponsors to continue the Plan indefinitely, the Plan Sponsors reserve the right to terminate or amend the Plan at any time, subject to the provisions of ERISA. In the event of termination, the accounts of all Participants shall become fully vested and plan assets shall be distributed in accordance with the terms of the Plan.

6.	Tax Status:

The Plan adopted a standardized prototype plan sponsored by Fidelity. The prototype plan sponsor received a favorable opinion letter, dated October 9, 2003, which stated that the Plan prototype is designed in accordance with Section 401(a) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Plan Sponsors believe that the Plan and the related trust are currently designed and being operated in compliance with the applicable provisions of the Internal Revenue Code. Therefore, the Plan Sponsors are of the opinion that the Plan and the related trust were tax exempt as of and for the year ended December 31, 2006.

Notes to Financial Statements (Continued)	ZOLL Medical Corporation Employee Savings Plan

7.	Investments:

Investments, all of which are participant-directed, which represent 5% or more of the Plan’s net assets as of December 31, 2006 and 2005, are summarized as follows:

	2006	2005
Allianz CCM Capital Appreciation Fund	$3,910,390
Neuberger Berman Genesis Fund	3,736,341
American Century Equity Growth Fund	3,528,554
Fidelity Advisor Diversified International Fund, Class A	2,330,784
Fidelity Advisor Prime Fund	2,170,157
Allianz NFJ Dividend Value Fund	1,573,364
Fidelity Advisor Intermediate Bond Fund, Class A	1,570,881
ZOLL Medical Corporation Common Stock	1,477,840
Fidelity Advisor Mid Cap Fund	1,437,075
Fidelity Advisor Balanced Fund, Class A	1,430,703
Fidelity Advisor Equity Growth Fund, Class T		$4,012,417
Neuberger Berman Genesis Fund		3,550,604
Fidelity Advisor Dividend Growth Fund, Class T		3,106,118
Fidelity Advisor Prime Fund		1,649,683
Fidelity Advisor Intermediate Bond Fund, Class T		1,431,167
Fidelity Advisor Overseas Fund, Class T		1,204,131
Fidelity Advisor Balanced Fund, Class T		1,174,015

During the year ended December 31, 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated as follows:

Mutual Funds		$2,009,439
ZOLL Medical Common Stock		1,130,807

		$3,140,246

Investments in ZOLL Medical Corporation Common Stock (held in a unitized stock fund created by trustee) held by the Plan at December 31, 2006 and 2005, consists of 25,375 and 32,755 shares, respectively.

Notes to Financial Statements (Continued)	ZOLL Medical Corporation Employee Savings Plan

8.	Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of the net increase in net assets available for plan benefits per the financial statements to Form 5500 for the year ended December 31, 2006:

Net Increase in Net Assets Available for Plan Benefits, Per Financial Statements	$7,308,212
Less: Prior Year Excess Contributions Payable	76,228

Net Increase in Net Assets Available for Plan Benefits, Per Form 5500	$7,231,984

As of December 31, 2005, excess contributions payable, in the amount of $76,228, have been excluded from the Plan’s net asset available for plan benefits and included in the Plan’s Form 5500.

The following is a reconciliation of net assets available for plan benefits per the financial statements to Form 5500 as of December 31, 2005:

Net Assets Available for Plan Benefits, Per Financial Statements	$21,297,390
Excess Contributions Payable	76,228

Net Assets Available for Plan Benefits, Per Form 5500	$21,373,618

Schedule H, Line 4i Supplemental Schedule of Assets	ZOLL Medical Corporation Employee Savings Plan

Held for Investment Purposes at End of Year	EIN #04-2711626 / Plan #001

Assets held by the Plan for investment purposes as of December 31, 2006, are summarized as follows:

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Allianz	Allianz CCM Capital Appreciation Fund	**	$3,910,390
	Neuberger Berman	Neuberger Berman Genesis Fund	**	3,736,341
	American Century	American Century Equity Growth Fund	**	3,528,554
*	Fidelity	Fidelity Advisor Diversified International Fund, Class A	**	2,330,784
*	Fidelity	Fidelity Advisor Prime Fund	**	2,170,157
	Allianz	Allianz NFJ Dividend Value Fund	**	1,573,364
*	Fidelity	Fidelity Advisor Intermediate Bond Fund, Class A	**	1,570,881
*	ZOLL	ZOLL Medical Corporation Common Stock	**	1,477,840
*	Fidelity	Fidelity Advisor Mid Cap Fund	**	1,437,075
*	Fidelity	Fidelity Advisor Balanced Fund, Class A	**	1,430,703
	Dreyfus	Dreyfus S&P 500 Index Fund	**	1,123,938
*	Fidelity	Fidelity Advisor Freedom 2020 Fund, Class A	**	600,748
*	Brown Brothers	BBH Real Return Fund	**	497,332
*	Fidelity	Fidelity Advisors Freedom 2030 Fund, Class A	**	323,244
*	Fidelity	Fidelity Advisors Freedom 2040 Fund, Class A	**	270,555
	Columbia	Columbia Mid Cap Value Fund, Class A	**	260,941
*	Fidelity	Fidelity Advisor New Insights Fund, Class A	**	207,966
*	Fidelity	Fidelity Advisor Freedom 2010 Fund, Class A	**	151,915
*	Fidelity	Fidelity Advisor Freedom 2025 Fund, Class A	**	143,989
*	Fidelity	Fidelity Advisor Freedom 2035 Fund, Class A	**	87,393
*	Fidelity	Inst. Cash Portfolio Money Market Fund	**	52,096
*	Fidelity	Fidelity Advisor Freedom 2015 Fund, Class A	**	47,183
*	Fidelity	Fidelity Advisor Freedom 2050 Fund, Class A	**	13,077
*	Fidelity	Fidelity Advisor Freedom 2045 Fund, Class A	**	1,405
*	Fidelity	Fidelity Advisor Freedom Income Fund, Class A	**	45
*	Participants	Loans to Participants with interest rates ranging from 5.0% to 9.25%, maturing through 2016	**	622,297

				$27,570,213

*	Represents a party-in-interest to the Plan.

**	Cost information may be omitted for participant-directed transactions under an individual account plan.

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements No. 333-38048 and 333-137245 on Form S-8 of ZOLL Medical Corporation of our report dated June 13, 2007 relating to the financial statements and supplemental schedule of the ZOLL Medical Corporation Employee Savings Plan, which appears in this Form 11-K.

/s/ Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti & Andronico, LLP

Tewksbury, Massachusetts

June 13, 2007